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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-29085

IMPSAT Fiber Networks, Inc.

(Exact name of registrant as specified in its charter)

Elvira Rawson de Dellepiane 150

Piso 8, C1107BCA

Buenos Aires, Argentina

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share (CUSIP No. 45321T202)

Series A 6% Senior Guaranteed Convertible Notes due 2011 (CUSIP No. 43521TAL7)

Series B 6% Senior Guaranteed Convertible Notes due 2011 (CUSIP Nos. 45321TAM5 and 45321TAN3)

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 3

Pursuant to the requirements of the Securities Exchange Act of 1934, IMPSAT Fiber Networks, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 10, 2007	By:	/s/ Hector Alonso, Managing Director

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